Mail Stop 4561

April 17, 2009

Ms. Christine A. Griffin
President, Chief Executive Officer and Chief Financial Officer
United Mortgage Trust
Attn: Dave Hanson
1301 Municipal Way, Suite 230
Grapevine, TX 76051

>   **Re: United Mortgage Trust**
>   **Form 10-K for the Year Ended December 31, 2007**
>   **Forms 10-Q for the Quarters Ended March 31, June 30, and**
>   **September 30, 2008**
>   **File No. 0-32409**

Dear Ms. Griffin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief